SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sugar Creek Financial Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

86481V108

(CUSIP Number)

Robert J. Stroh, Jr.

Chairman, Chief Executive Officer and

Chief Financial Officer

Sugar Creek MHC

28 West Broadway

Trenton, Illinois 62293

(618) 224-9228

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 3, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

CUSIP No. 86481V108

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Sugar Creek MHC 74-3210462
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

498,784
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

498,784
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

498,784
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

55.0%
14	TYPE OF REPORTING PERSON

HC, CO

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $0.01 per share, of Sugar Creek Financial Corp. (the “Issuer” or the “Company”), a federally chartered corporation. The principal executive office of the Issuer is located at 28 West Broadway, Trenton, Illinois 62293.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Sugar Creek MHC (the “MHC”), a federally chartered mutual holding company. The MHC’s principal business is to hold a majority of the Issuer’s shares of common stock. The principal office of the MHC is located at 28 West Broadway, Trenton, Illinois 62293. During the past five years, the MHC has not been convicted in a criminal proceeding nor has the MHC been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Attached as Schedule I hereto and incorporated herein by reference is a list containing certain information with respect to each director and executive officer of the MHC (the “Insiders”). To the MHC’s knowledge, each Insider is a United States citizen, and no Insider has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any Insider been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 3, 2007, Tempo Bank (the “Bank”) reorganized from the mutual to mutual holding company structure in accordance with the Bank’s Plan of Reorganization and Stock Issuance (the “Plan”). Pursuant to the Plan, the Bank converted to stock form and the Issuer and the MHC were established. In connection with the reorganization, the Issuer issued a total of 906,879 shares of common stock of which 498,784 shares were issued to the MHC in exchange for the MHC’s ownership of 100% of the Bank’s common stock. On April 3, 2007, the Insiders also purchased shares of common stock from the Issuer. All purchases by Insiders were from personal funds.

Item 4.	Purpose of Transaction.

The primary purpose of the reorganization of the Bank from the mutual form to the mutual holding company form of organization was to establish a structure that will result in the raising of additional capital to support future lending and operational growth and may also support possible future branching activities or acquisitions. The stock offering will also enable the employees and officers of the Bank to obtain an equity ownership interest in the Bank.

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Because the Issuer only sold a minority of the common stock to the public, the Bank’s mutual form of ownership and its ability to remain an independent savings bank and to provide community-oriented financial services will be preserved.

Although the MHC and the Insiders intend to exercise their rights as stockholders, neither the MHC nor any Insider currently has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

In the future, the MHC and/or the Insiders may determine to purchase additional shares of the Issuer’s common stock (or other securities of the Issuer) or to sell shares of the Issuer’s common stock. Any such determination will depend on a number of factors, including market prices, the Issuer’s prospects and alternative investments.

Item 5.	Interest in Securities of the Issuer.

(a)—(b) The MHC beneficially owns (with sole voting and dispositive power) 498,784 shares of the Issuer’s common stock or 55.0% of the outstanding shares. The following table provides information about the shares of common stock that may be considered to be owned by each Insider as of April 3, 2007. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown.

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Name	Number of Shares Owned	Percent of Common Stock Outstanding
Phyllis Jean Brown	3,000	*
Timothy W. Deien	100	*
Francis J. Eversman	10,000	1.1
Timothy P. Fleming	10,000	1.1
Daniel S. Reilly	1,000	*
Gary R. Schwend	1,500	*
Robert J. Stroh, Jr.	10,000	1.1

*	Represents less than 1%.

(c) Other than the acquisition of such shares by the MHC and the Insiders on April 3, 2007, neither the MHC nor any Insider has effected any transaction relating to the Issuer’s common stock within the past 60 days.

(d) No person other than the MHC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities owned by the MHC as described in Item 5(a)-(b) above.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

[Signature Page Follows]

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUGAR CREEK MHC

Date: April 10, 2007	By:	/s/ Robert J. Stroh, Jr.
Robert J. Stroh, Jr.
Chairman, Chief Executive Officer and Chief Financial Officer

Schedule I

Directors and Executive Officers of Sugar Creek MHC

The name, business address and present principal occupation of each director, executive officer and controlling person of Sugar Creek MHC are set forth below.

Name	Business Address	Principal Occupation
Phyllis Jean Brown	28 West Broadway Trenton, Illinois 62293	Vice President and Corporate Secretary of Tempo Bank, Sugar Creek Financial Corp. and Sugar Creek MHC.

Timothy W. Deien	28 West Broadway Trenton, Illinois 62293	Director of Tempo Bank, Sugar Creek Financial Corp., Sugar Creek MHC and the dealer principal of Deien Chevrolet.

Francis J. Eversman	28 West Broadway Trenton, Illinois 62293	Director, President and Chief Operating Officer of Tempo Bank, Sugar Creek Financial Corp. and Sugar Creek MHC.

Timothy P. Fleming	28 West Broadway Trenton, Illinois 62293	Director of Tempo Bank, Sugar Creek Financial Corp., Sugar Creek MHC; and a attorney and shareholder in the law firm of Fleming & Fleming, LTD.

Daniel S. Reilly	28 West Broadway Trenton, Illinois 62293	Director of Tempo Bank, Sugar Creek Financial Corp., Sugar Creek MHC; retired.

Gary R. Schwend	28 West Broadway Trenton, Illinois 62293	Director of Tempo Bank, Sugar Creek Financial Corp., Sugar Creek MHC and owner and President of Trenton Processing Center.

Robert J. Stroh, Jr.	28 West Broadway Trenton, Illinois 62293	Chairman of the Board, Chief Executive Officer and Chief Financial Officer of Tempo Bank, Sugar Creek Financial Corp. and Sugar Creek MHC.